N E W S R E L E A S E

August 2, 2006

BISHA MANAGEMENT TEAM

Nevsun Resources Ltd. (NSU-TSX and AMEX) is very pleased to announce that it is continuing to build its Bisha project management team with the appointment of Malcolm Lake as the Company’s Manager of Projects Development, Peter Harris as the Human Resource Manager for Eritrea, Dr Yemane Zecharias as the Environmental Manager for Eritrea and Shaun Ball as the Manager Mine Planning. All four positions report directly to Nevsun’s Eritrea General Manager, Stan Rogers. Malcolm Lake provides an interface in Vancouver with the project’s engineers and Peter Harris, Dr Yemane Zecharias and Shaun Ball are based in Eritrea.

The appointments are key positions for the orderly and efficient advancement of the Bisha Project. Malcolm Lake brings project management and mine development experience of over 30 years including appointments with Canico, Ivanhoe Mines, and Kilborn Engineering. Peter Harris has set up and/or managed human resource departments at Placer Dome and BHP in both North America and overseas. Dr Yemane Zecharias has had a distinguished academic career in the USA and most recently has been a member of the National Water Supply and Sanitation Commission and a Technical Advisor to the Minister of Land, Water and Environment in Eritrea. Shaun Ball brings his experience in mining operations management and mining design with his worldwide experience which includes Oxus Gold and Satellite Goldfields.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding future dates and the future development program in country.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU06-21	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com